Mail Stop 3561

December 19, 2007

Jeffrey M. Ettinger
Chairman of the Board, President
and Chief Executive Officer
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Re: Hormel Foods Corporation
Form 10-K for the fiscal year ended October 29, 2006
File No. 001-02402

Dear Mr. Ettinger,

　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Amanda McManus
　　　　　　　　　　　　　　　　Branch Chief – Legal